Exhibit 99.1

April 30, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated March 4, 2021 informing that Wipro has signed an agreement to acquire Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific. In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on April 29, 2021.

Consequent to completion of the aforesaid acquisition, the revenue guidance provided by the Company as part of the earnings press release in April 2021 for the current quarter (April-June 2021) is hereby revised as below:

Outlook for the quarter ending June 30, 2021

We expect Revenue from our IT Services business to be in the range of $2,324 million to $2,367 million*. This translates to a sequential growth of 8.0% to 10.0%. This does not include revenue from our recently announced acquisition of Ampion.

*	Outlook is based on the following exchange rates: GBP/USD at 1.39, Euro/USD at 1.20, AUD/USD at 0.78, USD/INR at 72.76 and CAD/USD at 0.78

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary